UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-42294

Wellchange Holdings Company Limited

Unit 7 On 25th Floor, Global Gateway Tower, No. 63 Wing Hong Street,

Kowloon, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Wellchange Holdings Company Limited (the “Company”) held (i) a meeting of the holders of class A ordinary shares of the Company (the “Class A Meeting”), (ii) a meeting of the holders of class B ordinary shares of the Company (the “Class B Meeting”) and (iii) its annual general meeting of shareholders (the “AGM”, and together with the Class A Meeting and the Class B Meeting, the “Meetings”) on July 6, 2026, at Unit 7 On 25th Floor, Global Gateway Tower, No. 63 Wing Hong Street, Kowloon, Hong Kong. The final voting results at each of the Meetings are set forth below.

Class A Meeting

At the Class A Meeting, holders of 1,267,600.21 class A ordinary shares of the Company (the “Class A Ordinary Shares”), representing approximately 43.63% of the total issued and outstanding Class A Ordinary Shares as of the close of business on June 9, 2026 (the “Record Date”), were present in person or represented by proxy. The following resolution (the “Class A Proposal”) was duly passed as a special resolution of the holders of Class A Ordinary Shares:

“To approve, insofar as the same constitutes a variation or abrogation of the rights attached to the Class A Ordinary Shares, (i) the increase of the voting rights attached to each class B ordinary share, par value US$0.0025 each (each, a “Class B Ordinary Share”), from thirty-five (35) votes per share to one hundred (100) votes per share on all matters subject to vote at general meetings of the Company (the “Increase of Voting Rights of Class B Ordinary Shares”), and (ii) the adoption of the fifth amended and restated memorandum and articles of association of the Company (the “Amended and Restated M&A”).”

The voting results at the Class A Meeting were as follows:

For	Against	Abstain
1,261,292.45	6,305.76	2

Class B Meeting

At the Class B Meeting, the holder of 160,000 Class B Ordinary Shares, representing 100% of the total issued and outstanding Class B Ordinary Shares as of the Record Date, was present in person or represented by proxy. The following resolution (the “Class B Proposal”) was duly passed as a special resolution of the holders of Class B Ordinary Shares:

“To approve, insofar as the same constitutes a variation or abrogation of the rights attached to the Class B Ordinary Shares, (i) the Increase of Voting Rights of Class B Ordinary Shares, (ii) the adoption of the Amended and Restated M&A, and (iii) the consolidation of every four hundred (400) issued and unissued Class A Ordinary Shares into one (1) Class A Ordinary Share, at an aggregate ratio of one-for-four hundred (1-for-400) (the “Class A Share Consolidation”).”

The voting results at the Class B Meeting were as follows:

For	Against	Abstain
160,000	0	0

Annual General Meeting

At the AGM, holders representing an aggregate of 6,873,325.02 votes, representing approximately 80.81% of the total voting power of the issued and outstanding ordinary shares of the Company as of the Record Date, were present in person or represented by proxy. Each of the following proposals was duly passed:

Proposal One — By a special resolution, subject to the directors of the Company making the requisite solvency statement in accordance with the Companies Act (As Revised) of the Cayman Islands (the “Companies Act”) and the filing and registration of the same, together with the minute of reduction, with the Registrar of Companies of the Cayman Islands, to approve a reduction of the Company’s authorized share capital from US$50,000 divided into 18,000,000 Class A Ordinary Shares of par value US$0.0025 each and 2,000,000 Class B Ordinary Shares of par value US$0.0025 each, to US$100 divided into 18,000,000 Class A Ordinary Shares of par value US$0.000005 each and 2,000,000 Class B Ordinary Shares of par value US$0.000005 each (the “Par Value Reduction”).

For	Against	Abstain
6,857,032.44	16,292.58	0

Proposal Two — By an ordinary resolution, conditional upon and with effect immediately following the Par Value Reduction becoming effective, to increase the authorized share capital of the Company from US$100 divided into 18,000,000 Class A Ordinary Shares of par value US$0.000005 each and 2,000,000 Class B Ordinary Shares of par value US$0.000005 each, to US$50,000 divided into 9,900,000,000 Class A Ordinary Shares of par value US$0.000005 each and 100,000,000 Class B Ordinary Shares of par value US$0.000005 each (the “Share Capital Increase”).

For	Against	Abstain
6,856,725.44	16,600.58	0

Proposal Three — By a special resolution, subject to and conditional upon all requisite class consents (the Class A Proposal and the Class B Proposal) being obtained, to approve the Increase of Voting Rights of Class B Ordinary Shares and the adoption of the Amended and Restated M&A.

For	Against	Abstain
6,859,924.36	9,763.58	3,637.08

Proposal Four — By an ordinary resolution, subject to and conditional upon approval by the shareholders of Proposal One and Proposal Two and all requisite class consents (the Class A Proposal and the Class B Proposal) being obtained, to approve the Class A Share Consolidation.

For	Against	Abstain
6,854,831.90	18,493.12	0

Proposal Five — By an ordinary resolution, to adjourn either or both of the Class A Meeting and the AGM to a later date or dates, if necessary, to permit further solicitation and vote of proxies (the “Adjournment”).

For	Against	Abstain
6,860,732.44	12,592.58	0

Based on the results set forth above, each of the Class A Proposal, the Class B Proposal, Proposal Three and Proposal Five was duly approved by the requisite vote of the Company’s shareholders and became effective on July 6, 2026 upon shareholder approval. The Par Value Reduction (Proposal One) and the Share Capital Increase (Proposal Two) will become effective upon the filing and registration of the requisite solvency statement and minute of reduction with the Registrar of Companies of the Cayman Islands. The Class A Share Consolidation (Proposal Four) may be effected by the Board of Directors in its sole discretion in one or more tranches at any time within twelve (12) months following the date of the AGM.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Wellchange Holdings Company Limited

Date: July 6, 2026	By:	/s/ Shek Kin Pong
	Name:	Shek Kin Pong
	Title:	Chief Executive Officer

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